Exhibit 99.31

400 BURRARD STREET
SUITE 1610
VANCOUVER, BRITISH COLUMBIA
CANADA, V6C 3A6

Tel: (604) 408-2222
Fax: (604) 408-2303
www.evansevans.com

CONSENT OF EVANS & EVANS, INC.

We refer to the fairness opinion dated June 26, 2013 (the “Fairness Opinion”) which we prepared for the board of directors of Isotechnika Pharma Inc. ( “Isotechnika”) in connection with the financings and the statutory arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Aurinia Pharmaceuticals Inc. (“Aurinia”) and ILJIN Life Science Co. Ltd. (“ILJIN”) described in the management information circular of Isotechnika dated July 19, 2013 (the “Information Circular”). We consent to the filing of the Fairness Opinion with the securities regulatory authorities in each of the provinces of British Columbia and Alberta, to the inclusion of the Fairness Opinion and a summary thereof in the Information Circular and to the use of our name in the Information Circular. In providing our consent, we do not intend or permit that any person other than the board of directors of Isotechnika shall rely upon the Fairness Opinion which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

EVANS & EVANS, INC.

July 19, 2013
Vancouver, Canada